This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Filer: Pengrowth Energy Trust
Issuer: Pengrowth Energy Trust
Subject: Esprit Energy Trust
Commission File Number: 1-31253

PENGROWTH ENERGY TRUST (TSX: PGF.A, PGF.B; NYSE: PGH) AND ESPRIT ENERGY
TRUST (TSX: EEE.UN, EEE.DB) AGREE TO STRATEGIC BUSINESS COMBINATION
(CALGARY, July 24, 2006) — Pengrowth Energy Trust (Pengrowth) and Esprit Energy Trust (Esprit) are pleased to announce that they have entered into an agreement (the “Agreement”) providing for the combination of Pengrowth and Esprit (the “Combination”). The combined trust will retain the Pengrowth name and will be supported by the strong combined team of technical, management and operational personnel at Pengrowth and Esprit.
Under the terms of the Agreement, each Esprit unit will be exchanged for 0.53 of a Pengrowth unit (the new units from the consolidation of Pengrowth’s Class A and Class B units effective on July 27, 2006). The Esprit Board of Directors has the authority to grant Esprit Unitholders a one time special distribution of up to $0.30 per Esprit unit, payable prior to closing the Combination. It is the intention of the Esprit Board of Directors to make that declaration. Including the special distribution of $0.30, the aggregate consideration to be received by Esprit Unitholders represents a market premium of approximately 26 percent based on the closing prices on July 21st for each of the Esprit units and Pengrowth units, using the Pengrowth Class A units, as traded on the Toronto Stock Exchange, as the proxy for value of the Pengrowth units. On completion of the Combination, existing Pengrowth and Esprit Unitholders will own approximately 82 percent and 18 percent, respectively of the combined trust.
As a result of the Combination, Pengrowth will acquire approximately 18,350 barrels of oil equivalent (boe) per day of current production, 71.7 million boe of proved plus probable oil and natural gas reserves and 250,000 net acres of undeveloped land, including shallow gas and coalbed methane potential, at a cost of approximately $72,450 per boe per day and $18.50 per boe, favourable metrics in today’s competitive acquisition environment. The Combination is accretive to distributable cash flow, reserves and production on a per trust unit basis reflecting the timely opportunity afforded by the current public capital market environment to acquire natural gas weighted reserves through corporate acquisition. Following completion of the Combination, the combined trust will have total production of approximately 75,000 boe per day, weighted 52 percent to natural gas and 48 percent to oil and liquids, proved plus probable reserves of approximately 291.1 million boe and an RLI of 10.6 years.
Offers will be made to substantially all of the employees of Esprit to join the Pengrowth team resulting in a high quality operational, financial and management group in a highly competitive market for superior technical expertise. Also, as part of the transaction, Mr. Michael Stewart, presently Chairman of the Board of Trustees of Esprit, will join Pengrowth’s Board bringing over 30 years of experience in the Canadian energy industry.
“We believe that the combination of Pengrowth and Esprit presents an outstanding strategic fit in terms of assets, people, and ongoing business philosophies”, said Jim Kinnear, Chairman, President and Chief Executive Officer of Pengrowth, “The unitholders of both trusts will benefit. The combination will provide value accretion to Pengrowth Unitholders, a market premium to Esprit Unitholders and considerable upside to all unitholders in the combined trust. Additional development potential exists on Esprit’s core properties in Crossfield East, Garrington, Blackstone and Richdale and in many of Esprit’s smaller interests through effective coordination of geological, engineering and operational expertise. Pengrowth was attracted to the opportunity of acquiring long life natural gas assets in the current price environment. The shallow gas potential and coalbed methane acreage associated with Esprit is an excellent fit with Pengrowth’s core areas of expertise. In addition, the combined trust will have approximately 660,000 net acres of undeveloped land and the expertise to develop that acreage within Pengrowth for the benefit of all unitholders.”
“Combining Pengrowth with Esprit will benefit unitholders and create a well balanced trust with a very high quality asset base,” said Paul Myers, Esprit’s President and Chief Executive Officer. He also commented that “Esprit’s high working interest and the 75 percent natural gas weighting adds product mix and new areas of focus to Pengrowth. Pengrowth has interests in five of the largest oil pools in Western Canada which are expected to continue to deliver incremental reserves through technological advances in enhanced recovery. Pengrowth has historically been an excellent performing trust and the addition of Esprit’s people and long life asset base will further enhance the combined entity’s competitiveness. Both trusts are operating with a similar organizational philosophy and approach which should provide for a seamless integration.”
Strategic Rationale
The business combination with Esprit is consistent with Pengrowth’s long term strategy of making strategic acquisitions of long life assets. Esprit has a high concentration of interests with seven properties making up over 70 percent of the corporate total. The Olds Unit and Greater Olds area represent 44 percent of the trust’s production. Esprit’s assets are of high quality demonstrated by the Olds Unit with a proved plus probable reserve life index of 15.4 years. The Unit is 100 percent owned and operated and covered entirely by 3D seismic. Non unit lands are characterized by multizone potential (six producing horizons) with a strong inventory of development drilling locations. Esprit’s net undeveloped acreage position adds approximately 60 percent to Pengrowth’s existing undeveloped land providing a source of internally generated drilling opportunities supported by over 12,000 square kilometres of 2D seismic and 4,000 square kilometres of 3D seismic. Esprit’s inventory of 46 net sections of coalbed methane potential in the Greater Olds area will augment Pengrowth’s acreage.
Highlights
The combination of Pengrowth and Esprit will have a number of specific advantages to Unitholders of both entities, including the following:
➢	a strong operating team through the combination of management and operating personnel at Pengrowth and Esprit;

➢	accretion to distributable cash flow, reserves and production on a per trust unit basis of the combined entity;

➢	reserves in excess of 291 million boe (on a 6:1 basis), production of approximately 75,000 boe per day (on a 6:1 basis), weighted 52 percent to natural gas and 48 percent to crude oil and liquids and a reserve life index of approximately 10.6 years on a proved plus probable basis;

➢	combined equity market capitalization of approximately $5.2 billion and an enterprise value of approximately $6.0 billion, ranking it as one of the largest royalty trusts in the Canadian oil and gas industry. Pengrowth’s larger size will result in an increased weighting in the Canadian indices which should lead to increased institutional attention and improved liquidity for all unitholders;

➢	a large and diverse, high quality, low decline asset base with greater diversification and less risk than either entity on a stand alone basis;

➢	a strong balance sheet, giving the trust flexibility and sustainability going forward;

➢	significant upside based on the exciting growth and development opportunities arising from the combined entity’s asset base which will consist of approximately 660,000 net acres of undeveloped land;

➢	creation of a stronger platform to capitalize on future growth opportunities through significant acquisitions in North America and other key areas in the world; and

➢	the ability to create additional value through the realization of additional synergies, including a reduction in general and administration costs;
Key Operating and Financial Information for Pengrowth following the Combination

	Pengrowth		Esprit		Pro Forma

2006E Production (boe per day)	56,500	(1)	18,100	(2)	74,600	(2)

Natural gas weighting (%)	45		75		52

Reserves (mmboe) (3)
Proved	175.6		53.5		229.1
Proved plus Probable	219.4		71.7		291.1

Reserve life index (years) proved plus probable (3)	10.6		10.5		10.6
(based on 2006E production)

2006E capital program (millions)	$236		$74		$310

Undeveloped land	410		250		660
(thousands of net acres)

Current market capitalization (millions)	$4,245		$756		$5,174

Basic units outstanding (millions)	160.8		66.4		196.0

Current Enterprise Value (millions)	$4,830		$999		$6,002

(1)	midpoint of current Pengrowth 2006 production guidance of 55,000 to 57,500 boe per day
(2)	2006 estimated production for Esprit includes contribution of Trifecta assets since closing of acquisition on July 5, 2006
(3)	Based on independent reserve evaluator’s reports at December 31, 2005 and updated for acquisitions

Further Transaction Details
The transaction is to be completed pursuant to a tax free rollover for Canadian tax purposes under Section 132.2 of the Income Tax Act (Canada) and is subject to customary regulatory approvals, including the approval of the Toronto Stock Exchange and the New York Stock Exchange for the listing of the Pengrowth units to be issued to the Esprit Unitholders, and the approval of at least two thirds of Esprit Unitholders voting at a meeting to be held on or about September 26, 2006 with an anticipated record date of August 21, 2006. An Information Circular is expected to be mailed to Esprit Unitholders in late August 2006. The Combination is expected to be effective on or about September 28, 2006.
Under the terms of the Agreement, Pengrowth will assume Esprit’s $96 million aggregate principal amount of 6.5 percent convertible unsecured subordinated debentures due 2010. Debenture holders will have the option of redeeming their Debentures at a price equal to 101 percent of the principal amount plus any accrued or unpaid interest, conversion to Esprit units at $13.85 or have the obligations of Esprit thereunder assumed by Pengrowth.
It is the intention of the Esprit Board of Directors to redeem the outstanding Exchangeable Shares in accordance with their terms, effective immediately prior to the closing of the Combination, and to convert the outstanding Post-Arrangement Entitlements, so that in both cases, the holders thereof have the opportunity to receive the consideration in connection with the Combination.
Unitholders of Esprit will continue to receive regular distributions from Esprit until implementation of the Combination and will thereafter receive regular Pengrowth monthly distributions, currently $0.25 per unit.
Advisors
Sprott Securities Inc. acted as financial advisor to Pengrowth. CIBC World Markets Inc. acted as financial advisor to Esprit and has provided the Board of Directors of Esprit with its opinion that the consideration to be received by Esprit Unitholders is fair, from a financial point of view, to Esprit Unitholders.
Board Recommendations
The Boards of Directors of both Esprit and Pengrowth have unanimously concluded that the Combination is in the best interests of their respective Unitholders. Management and Directors of Esprit have agreed to vote in favour of the Combination at the special meeting of Esprit Unitholders.
Esprit has also agreed that it will not solicit or initiate any discussions concerning the sale of material assets or any business combination. Esprit and Pengrowth have agreed to pay a reciprocal non-completion fee of $35 million to each other in certain circumstances. Pengrowth also has the right to match a competing proposal for Esprit, in the event that such a proposal is made.
Joint Conference Call and Audio Webcast
Management of Pengrowth and Esprit will host a joint conference call on Tuesday, July 25, 2006, beginning at 9:00 am Mountain Time (11:00 am Eastern Time). To participate, please call (416) 641-6114 or toll-free at 1-800-641-8014. The call will also be webcast, to listen via the internet please go to the “Webcast and Multimedia” section of Pengrowth’s website at www.pengrowth.com. The call will also be recorded and available for review from July 25, 2006 to August 1, 2006 by calling (416) 695-5800 or toll-free at 1-800-408-3053 and entering the passcode 3193750#.

Pengrowth is one of the largest energy royalty trusts in North America. Trust units trade on the TSX under the symbols “PGF.B” and “PGF.A” and the NYSE under the symbol “PGH”. Beginning July 28, 2006, subsequent to the consolidation of the Pengrowth Class A and Class B units, Pengrowth trust units will trade on the TSX under the symbol “PGF.UN” and will continue to trade on the NYSE under the symbol “PGH”. Pengrowth’s Unitholders participate in the ownership of a large portfolio of crude and natural gas properties, receiving the net cash flow (after expenses), paid monthly, as the oil and gas reserves are produced. Pengrowth’s property portfolio is one of the strongest in the energy trust sector with a proved plus probable reserve life index of 10.6 years and a reserve base of 219.4 million barrels of oil equivalent. Pengrowth’s assets are characterized by low decline rates and high development potential allowing for stable production.
Esprit is a Calgary based, natural gas weighted income trust. Esprit’s operations are geographically concentrated in Alberta and are characterized by long life, natural gas-focused assets. Trust units and convertible debentures of Esprit are traded on the TSX under the symbols “EEE.UN” and “EEE.DB” respectively.

PENGROWTH ENERGY TRUST	ESPRIT ENERGY TRUST
James S. Kinnear,	Paul B. Myers
Chairman, President and Chief Executive Officer	President and Chief Executive Officer

For Pengrowth Investor Relations:	For Esprit Investor Relations:
Phone: (403) 233-0244	Lisa Ciulka, Manager Investor Relations
Toll Free: 1-800-223-4122	Phone: (403) 213-3770
Fax: (403) 294-0051	Toll Free: 1-888-213-3713
Email: investorrelations@pengrowth.com	Fax: (403) 213-3735
Website: www.pengrowth.com	Email: lciulka@eee.ca
Website: www.eee.ca
Caution Regarding Forward-Looking Information
This press release contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of the Ontario Securities Act and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to: benefits of the Combination, synergies, business strategy and strengths, acquisition criteria, capital expenditures, reserves, reserve life indices, estimated production, remaining producing reserve lives, net present values of future net revenue from reserves, commodity prices and costs, exchange rates, the impact of contracts for commodities, development plans and programs, tax effect and treatment, abandonment and reclamation costs, government royalty rates and expiring acreage. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth and Esprit concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s and Esprit’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Business Risks” in our management’s discussion and analysis for the year ended December 31, 2005, under “Risk Factors” herein and in other recent filings with the Securities and Exchange Commission and Canadian securities regulatory authorities.
The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and Pengrowth and Esprit do not undertake any obligation to up-date publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
In connection with the proposed transaction, Pengrowth intends to file relevant materials with the Securities and Exchange Commission (the “SEC”) on a Registration Statement on Form F-10 (the “Registration Statement”) to register the Pengrowth Units (the “Units”) to be issued in connection with the proposed transaction. Investors and unit holders are urged to read the Registration Statement and any other relevant documents to be filed with the SEC when available because they will contain important information about Pengrowth and Esprit, the transaction and related matters. Investors and unit holders will be able to obtain free copies of the Registration Statement and other documents filed with the SEC by Pengrowth through the web site maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of the Registration Statement and such other documents when they become available from Pengrowth by contacting Pengrowth Investor Relations at investorrelations@pengrowth.com or by telephone at 403-233-0224 or toll free at 1-888-744-1111.